UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



              [X] Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


 [   ]  Transition Report Pursuant to Section 15(d) of the Securities Exchange
                                  Act of 1934

                    For the fiscal year ended June 30, 1998


                          Commission file number 1-12


              Full title of the Plan and the address of the Plan,
               if different from that of the issuer named below:



                 The Quaker 401(k) Plan for Salaried Employees




Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                          The Quaker Oats Company
                          P.O. Box 049001
                          Chicago, Illinois 60604-9001




Item 1.  See Item 4.

Item 2.  See Item 4.

Item 3.  See Item 4.

Item 4.  Financial Statements and Exhibits

       (a)  Financial Statements

            The Quaker 401(k) Plan for Salaried Employees is subject to the Employee Retirement Income Security Act of 1974 (ERISA), and the report of Washington, Pittman & McKeever, LLC, independent public accountants, as prepared in accordance with the financial reporting requirements of ERISA is attached hereto and incorporated into this report.

       (b)  Exhibit

            Consent of Independent Public Accountants - Washington, Pittman & McKeever, LLC.


                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                               The Quaker 401(k) Plan for Salaried Employees (Name of Plan)



                               /s/ PAMELA S. HEWITT
                               (Pamela S. Hewitt)
                               Senior Vice President - Human Resources


                               /s/ DENNIS CORRY
                               (Dennis Corry)
                               Director - Employee Benefits


                               /s/ JAMES BROWN
                               (James Brown)
                               Manager - Benefit Plans
Date: December 22, 1998


<2>


                                Exhibit Index


         Exhibit                                          Paper (P) or
         Number               Description                 Electronic (E)

          (a)                 The Quaker 401(k) Plan             E
                              for Salaried Employees
                              Financial Statements as
                              of June 30, 1998 and 1997


          (b)                 Consent of Independent             E
                              Public Accountants


<3>


                                                   Exhibit (a)





                           THE QUAKER OATS COMPANY

                THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                            FINANCIAL STATEMENTS

                        AS OF JUNE 30, 1998 AND 1997

                 TOGETHER WITH INDEPENDENT AUDITOR'S REPORT


<4>


                           THE QUAKER OATS COMPANY

                THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                        AS OF JUNE 30, 1998 AND 1997



                               TABLE OF CONTENTS



                                                                         PAGE

INDEPENDENT AUDITOR'S REPORT                                               6

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                           7-8

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS                9-10

NOTES TO FINANCIAL STATEMENTS                                            11-23

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                            24

SCHEDULE OF REPORTABLE TRANSACTIONS                                        25


<5>


                  INDEPENDENT AUDITOR'S REPORT


To the Plan Committee of
THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES of The Quaker Oats Company


We have audited the accompanying Statements of Net Assets Available for Benefits of The Quaker 401(k) Plan for Salaried Employees (Plan), formerly The Quaker Employee Stock Ownership Plan (Plan) as of June 30, 1998 and 1997, and the related Statements of Changes in Net Assets Available for Benefits for the year ended June 30, 1998 and 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1998 and 1997, and the changes in net assets available for benefits for the year ended June 30, 1998 and 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements. These schedules contain supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                          /s/ WASHINGTON, PITTMAN & McKEEVER, LLC
                              WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
December 18, 1998


<6>



                                          THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                                         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                      AS OF JUNE 30, 1998

                                                     (dollars in thousands)


                                                                Pimco     Retirement   Fidelity    Fidelity   Fidelity
                                       Quaker       ICAP        Total       Money     Low-Priced    Asset      Asset     Fidelity
                                       Stock     Diversified    Return      Market      Stock      Manager:   Manager:    Asset
ASSETS                     Total        Fund        Fund        Fund        Fund         Fund       Growth     Income    Manager

Investments, at market    $846,829    $90,056      $206,779    $24,765     $40,165       $ 1         $ 1        $ --       $ --

Cash                        17,166      1,019            --         --          --        --          --          --         --

Employer contributions
  receivable                13,680         --            --         --          --        --          --          --         --

Accrued dividends and
  interest receivable        1,880          4            --         --          --        --          --          --         --

Due from broker for
  unsetttled trades            105         --            --         --          --        --          --          --         --

   Total assets            879,660     91,079       206,779     24,765      40,165         1           1          --         --

LIABILITIES

Accrued interest payable     4,961         --            --         --          --        --          --          --         --

Due to broker for
  unsettled trades             213         --            --         --          --        --          --          --         --

Notes payable              135,300         --            --         --          --        --          --          --         --

   Total liabilities       140,474         --            --         --          --        --          --          --         --

NET ASSETS AVAILABLE
     FOR BENEFITS         $739,186    $91,079      $206,779    $24,765     $40,165       $ 1         $ 1        $ --       $ --



                          Fidelity     Fidelity's     Morgan      Neuberger               Quaker     Quaker
                         Diversified   U.S. Equity    Stanley     & Berman    Fidelity    LESOP      LESOP
                        International    Index     Institutional  Partners    Brokerage   Common   Preferred   Loan
ASSETS                      Fund         Pool          Fund        Trust        Link       Fund      Fund      Fund

Investments, at market      $ --          $ 4           $ 1          $ 2        $ --     $349,121  $129,704   $6,230

Cash                          --           --            --           --          --       12,685     3,462       --

Employer contributions
  receivable                  --           --            --           --          --       10,042     3,638       --

Accrued dividends and
  interest receivable         --           --            --           --          --        1,862        14       --

Due from broker for
  unsetttled trades           --           --            --           --          --          105        --       --

   Total assets               --            4             1            2          --      373,815   136,818    6,230

LIABILITIES

Accrued interest payable      --           --            --           --          --        3,061     1,900       --

Due to broker for
  unsettled trades            --           --            --           --          --           --       213       --

Notes payable                 --           --            --           --          --       82,500    52,800       --

   Total liabilities          --           --            --           --          --       85,561    54,913       --

    NET ASSETS
     AVAILABLE
     FOR BENEFITS           $ --          $ 4           $ 1          $ 2        $ --     $288,254  $ 81,905   $6,230

See accompanying notes to financial statements.





<7>


                THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

             (FORMERLY THE QUAKER EMPLOYEE STOCK OWNERSHIP PLAN)

               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                            AS OF JUNE 30, 1997

                           (dollars in thousands)

                                                         1988          1989
                                                      Quaker ESOP   Quaker ESOP
                                             Total       Trust         Trust
ASSETS
Investments, at market                      $426,859    $302,950     $123,909

Cash                                           5,822       2,956        2,866

Employer contributions
  receivable                                  21,954      18,692        3,262


Accrued dividends and
  interest receivable                          2,002       1,942           60

   Total assets                              456,637     326,540      130,097

LIABILITIES


Accrued interest
  payable                                      5,884       3,699        2,185

Notes payable                                161,350     100,300       61,050

   Total liabilities                         167,234     103,999       63,235

    NET ASSETS AVAILABLE
      FOR BENEFITS                          $289,403    $222,541     $ 66,862

             See accompanying notes to financial statements.
<8>



                                          THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                FOR THE YEAR ENDED JUNE 30, 1998

                                                     (dollars in thousands)




                                                                Pimco     Retirement   Fidelity    Fidelity   Fidelity
                                      Quaker        ICAP        Total       Money     Low-Priced    Asset      Asset     Fidelity
                                      Stock      Diversified    Return      Market      Stock      Manager:   Manager:    Asset
ADDITIONS                 Total        Fund         Fund        Fund        Fund         Fund       Growth     Income    Manager

Investment income:
  Dividends              $ 13,832    $    --      $    344     $   115     $   166       $ --        $ --       $ --       $ --
  Interest                    598          4           135          --           3         --          --         --         --
Total investment income    14,430          4           479         115         169         --          --         --         --

Realized gain on
  investments               5,635        (21)          452          --          --         --          --         --         --

Unrealized gain/(loss)
  on investments           78,898     (4,463)          540          92          --         --          --         --         --

Employee contributions        950        241           545         102          53          1           1         --         --

Employer contributions     27,275         --            --          --          --         --          --         --         --

Net transfers to the
  Plan - (Note 2)         374,739     96,286       206,206      25,009      40,737         --          --         --         --

   Total additions        501,927     92,047       208,222      25,318      40,959          1           1         --         --

DEDUCTIONS

Distributions to
  participants             41,168        968         1,443         553       1,065         --          --         --         --

Interest expense on
  note payable             10,976         --            --          --          --         --          --         --         --

   Total deductions        52,144        968         1,443         553       1,065         --          --         --         --

INTERFUND TRANSFERS            --         --            --          --         271         --          --         --         --

Increase in net assets    449,783     91,079       206,779      24,765      40,165          1           1         --         --

Net assets available
  for benefits,
  beginning of period     289,403         --            --          --          --         --          --         --         --

NET ASSETS AVAILABLE
  FOR BENEFITS, END
  OF PERIOD              $739,186    $91,079      $206,779     $24,765     $40,165       $  1        $  1       $ --       $ --




                          Fidelity     Fidelity's     Morgan      Neuberger               Quaker     Quaker
                         Diversified   U.S. Equity    Stanley     & Berman    Fidelity    LESOP      LESOP
                        International    Index     Institutional  Partners    Brokerage   Common   Preferred   Loan
ADDITIONS                   Fund          Pool         Fund        Trust        Link       Fund      Fund      Fund

Investment income:
  Dividends                $ --           $ --         $ --         $ --        $ --    $  7,313    $ 5,894   $   --
  Interest                   --             --           --           --          --         325        131       --
Total investment income      --             --           --           --          --       7,638      6,025       --

Realized gain on
  investments                --             --           --           --          --       4,075      1,129       --

Unrealized gain/(loss)
  on investments             --             --           --           --          --      65,016     17,713       --

Employee contributions       --              4            1            2          --          --         --       --

Employer contributions       --             --           --           --          --      19,891      7,384       --

Net transfers to the
  Plan - (Note 2)            --             --           --           --          --          --         --    6,501

   Total additions           --              4            1            2          --      96,620     32,251    6,501

DEDUCTIONS

Distributions to
  participants               --             --           --           --          --      29,837      7,302       --

Interest expense on
  note payable               --             --           --           --          --       6,672      4,304       --

   Total deductions          --             --           --           --          --      36,509     11,606       --

INTERFUND TRANSFERS          --             --           --           --          --       5,602     (5,602)    (271)

Increase in net assets       --              4            1            2          --      65,713     15,403    6,230

Net assets available
  for benefits,
  beginning of period        --             --           --           --          --     222,541     66,862       --

NET ASSETS AVAILABLE
  FOR BENEFITS, END
  OF PERIOD                $ --           $  4         $  1         $  2        $ --    $288,254    $81,905   $6,230

See accompanying notes to financial statements.



<9>




                THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

             (FORMERLY THE QUAKER EMPLOYEE STOCK OWNERSHIP PLAN)

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     FOR THE YEAR ENDED JUNE 30, 1997

                          (dollars in thousands)

                                                         1988          1989
                                                      Quaker ESOP   Quaker ESOP
ADDITIONS                                    Total       Trust         Trust

Investment income:
  Dividends                                $ 14,117     $  7,895      $ 6,222
  Interest                                      254          138          116
Total investment income                      14,371        8,033        6,338

Realized gain on
  investments                                 1,594        1,144          450

Unrealized gain/(loss)
  on investments                            100,236       73,775       26,461

Employer contributions                       25,829       19,235        6,594

   Total additions                          142,030      102,187       39,843

DEDUCTIONS

Distributions to
  participants                               27,886       22,377        5,509

Interest expense on
  note payable                               12,937        8,043        4,894

   Total deductions                          40,823       30,420       10,403

INTERFUND TRANSFERS                              --          783         (783)

Increase in net assets                      101,207       72,550       28,657

Net assets available
  for benefits,
  beginning of period                       188,196      149,991       38,205

NET ASSETS AVAILABLE
  FOR BENEFITS, END
  OF PERIOD                                $289,403     $222,541      $66,862

              See accompanying notes to financial statements.


<10>


                  THE QUAKER OATS COMPANY

      THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

               NOTES TO FINANCIAL STATEMENTS

                AS OF JUNE 30, 1998 AND 1997


NOTE 1 - THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

The Quaker Employee Stock Ownership Plan (ESOP) was renamed The Quaker 401(k) Plan for Salaried Employees (Plan). Effective May 31, 1998, at the close of business, The Quaker Investment Plan
(QIP) merged into the Plan. The following brief description of the Plan provides only general information. The Plan document should be referred to for the complete Plan provisions.

General

The Plan covers salaried domestic employees of The Quaker Oats Company (Company or Quaker) and certain domestic subsidiaries. The Plan includes The Quaker LESOP Common Stock Fund and The Quaker LESOP Preferred Stock Fund (LESOP Funds) and 13 investment funds (non-LESOP Funds). Under the Plan, eligible salaried employees are awarded annual employer contributions to the LESOP funds and may contribute to non-LESOP Funds on a pretax basis for long-term retirement savings.

The Plan is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (Code) and is subject to the provisions of the Employee Retirement Income
Security Act of 1974.

Overall responsibility for administering the Plan rests with the Plan's administrative committee which is appointed by the Board of Directors of the Company. The Plan's trustee is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets. The Plan's administrative committee appointed The Fidelity Management Trust Company (FMTC) as the trustee and The Fidelity Institutional Retirement Services Company as the record keeper for the Plan, effective June 1, 1998. Prior to June 1, 1998, The Northern Trust Company (Northern Trust) was the trustee and Hewitt Associates was the record keeper for the Plan. The Company currently pays all record keeping expenses as well as expenses for operation and management of LESOP Funds. Participants pay operating and management expenses which are deducted from non-LESOP Funds.

Eligibility

Under the current terms of the Plan, salaried employees of the Company are eligible to participate in the Plan on the date of employment.

LESOP Funds

FMTC must invest all LESOP Funds assets, including earnings thereon, primarily in Quaker stock, except as otherwise directed by the Plan committee. The assets of the LESOP Funds may not be commingled with the assets of the non-LESOP Funds.


<11>


                  THE QUAKER OATS COMPANY

      THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

               NOTES TO FINANCIAL STATEMENTS

                AS OF JUNE 30, 1998 AND 1997


NOTE 1 - THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES (CONTINUED)

Non-LESOP Funds

Effective June 1, 1998, participants could invest in one or more of the following 13 investment funds:

   Fidelity Retirement Money Market Portfolio

   This fund invests in high quality, short-term, U.S. dollar denominated money market securities of domestic and foreign issuers. The fund seeks to maintain a stable net asset value of $1 per share, but there is no guarantee it will do so.

   PIMCO Total Return Fund - Administrative Class

   This  fund  invests  in  a  variety  of  bonds, including U.S.
   government, corporate, mortgage and foreign. The fund seeks to provide high total return that exceeds general bond market indices.

   Fidelity's U.S. Equity Index Commingled Pool

   This  fund primarily invests in the common stocks of  the  500 companies that comprise the Standard and Poor's 500 Index (S&P
   500). The fund seeks to approximate the composition and total return of the S&P 500.

   ICAP Diversified Fund

   This  fund  primarily invests in large capitalization  stocks.
   The fund seeks to achieve a total return greater than the  S&P
   500 with an equal or lesser degree of risk than the S&P 500.

   Neuberger & Berman Partners Trust

   This  fund invests in common stocks of established medium-  to
   large-capitalization   companies,   using   a   value-oriented
   investment  approach.   The  fund  seeks  to  provide  capital
   growth.


<12>

                  THE QUAKER OATS COMPANY

      THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

               NOTES TO FINANCIAL STATEMENTS

                AS OF JUNE 30, 1998 AND 1997


NOTE 1 - THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES (CONTINUED)

   Fidelity Low-Priced Stock Fund

   This fund primarily invests in stocks of companies that the fund manager considers undervalued or out of favor with other investors and that could offer the possibility for significant growth. This fund seeks long-term capital appreciation.

   Fidelity Diversified International Fund

   This fund primarily invests in stocks of larger companies located outside the United States. The fund manager seeks stocks that are undervalued compared to industry norms for their countries. This fund seeks long-term capital growth.

   Morgan  Stanley  Institutional  Fund,  Inc.  -  Global  Equity
   Portfolio Class B

   This fund invests in a diversified mix of stocks throughout the world, selected after detailed analysis by local country investment experts. The portfolio may have some exposure to emerging markets, which pose greater risks due to less developed political and economic situations and less liquid markets. The fund seeks long-term capital growth.

   Quaker Stock Fund

   This fund pools a participant's money with that of other participants to buy shares of Quaker common stock. The fund also holds an amount of short-term investments to allow participants to buy or sell every business day without the usual trade settlement period for individual stock transactions. Ownership is measured in units of the fund instead of shares of stock. The fund seeks to increase the investment value over the long term by investing in the common stock of the Company.

   The Quaker Stock Fund is an employee stock ownership plan and, as such, participants may be paid quarterly cash dividends from the Quaker Stock Fund and, when paid, the Company is eligible for a corresponding tax deduction.

   Fidelity Asset Manager: Income

   This   fund   invests  in  a  variety  of  U.S.  and   foreign
   investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 20% in stocks, 50% in bonds and 30% in the short-term/money market class. The fund seeks to provide high current income, with some potential for capital appreciation.


<13>

                  THE QUAKER OATS COMPANY

      THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

               NOTES TO FINANCIAL STATEMENTS

                AS OF JUNE 30, 1998 AND 1997


NOTE 1 - THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES (CONTINUED)

   Fidelity Asset Manager

   This   fund   invests  in  a  variety  of  U.S.  and   foreign
   investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 50% in stocks, 40% in bonds and 10% in the short-term/money market class. This fund seeks to provide high total return with reduced risk over the long term.

   Fidelity Asset Manager: Growth

   This   fund   invests  in  a  variety  of  U.S.  and   foreign
   investments: stocks, bonds, and short-term and money market instruments. The benchmark allocation for this fund is 70% in stocks, 25% in bonds and 5% in the short-term/money market class. This fund seeks to provide maximum total return over the long term.

   Fidelity BrokerageLink

   BrokerageLink is a service that allows the participant to open a Fidelity brokerage account with the assets in the participants Plan account. Through this account, participants have access to thousands of investments, including: over 2,000 Fidelity and non-Fidelity mutual funds, individual stocks on all major exchanges, government and corporate bonds, treasuries and other government securities, certificates of deposits, unit investment trusts, and foreign securities.

Employer Contributions

The Company has made cash contributions to the LESOP Funds to make payments of principal and/or interest on the notes payable. All cash dividends received with respect to unallocated shares of Quaker stock in the LESOP Funds and interest income of the LESOP Funds are available to make payments on maturing obligations on the LESOP loans. Refer to Notes 6 and 7 for further discussion of the notes payable issued by the LESOP Funds.


<14>

                  THE QUAKER OATS COMPANY

      THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

               NOTES TO FINANCIAL STATEMENTS

                AS OF JUNE 30, 1998 AND 1997


NOTE 1 - THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES (CONTINUED)

Employee contributions

Participants in the Plan are allowed to defer receipt of, and have placed in the non-LESOP Funds, up to 15 percent of their base salary, subject to the Internal Revenue Service (IRS) dollar amounts allowed. Participants with a base salary of less than $70,000 are able to contribute up to 15 percent. Those participants with a base salary of $70,000 or more are limited to 7 percent. Contributions are not subject to federal income tax until distributed to the participants or their beneficiaries. The Plan allows participants to transfer their accounts among non-LESOP Funds in increments of one percent or in specific dollar amounts. Participants may also change the percentage of their future earnings contributed to the Plan. The Plan allows employees the option to deposit excess funds from The Quaker Flex Plan to the Plan. The Plan also allows a participant to contribute to the Plan a lump-sum distribution received from other qualified plans when the contribution qualifies as a tax-free rollover.

Distributions

Participants may elect in writing to receive all or a portion of their accounts if they are at least age 59 1/2 years or if they are totally and permanently disabled as determined by the Company with the advice of a medical doctor. The participant's account will then be valued as of the latest available valuation date before distribution. If only a portion of the account is distributed, the remaining balance will continue to be adjusted for contributions, net earnings, gains and losses as of each valuation date.

Participants may receive a distribution of a portion of their non-LESOP accounts in the event of a hardship. Hardship withdrawals occur when funds are required for purchasing or making capital expenditures for a primary residence, financing the post-secondary education of the participant or the participant's family or alleviating existing financial hardship.

If a participant's employment with the Company is terminated, the Plan may distribute the participant's account balance to the participant or the participant's beneficiary. A participant may elect to defer the lump-sum distribution or the start of installment payments until age 70 1/2. A participant may elect in writing to receive the distribution in one of the following ways:
(a) in a lump sum; (b) in a partial distribution; or (c) in approximately equal annual installments over a chosen period. The period chosen, however, must be no longer than the participant's life expectancy when distributions begin as determined by the IRS regulations.

If the distribution is made through installment payments, the participant's remaining account balance will continue to be adjusted for net earnings and gains and losses as of each valuation date. If a participant's account value is $5,000 or less, an automatic lump-sum distribution may be made as soon as practicable after the end of the Plan year in which termination occurs.


<15>


                  THE QUAKER OATS COMPANY

      THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

               NOTES TO FINANCIAL STATEMENTS

                AS OF JUNE 30, 1998 AND 1997


NOTE 1 - THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES (CONTINUED)

Loans

Plan participants may borrow up to 50 percent of their account balances. The minimum loan amount is $1,000 and the maximum is $50,000. The term of a loan may be a minimum of one year and a maximum of 15 years. Loan amounts may not be deducted from the LESOP Funds; as such, in no event can a participant borrow more than their combined balance in all of the non-LESOP Funds. Participants may have up to three loans outstanding at any time and each loan will have a separate payment schedule. Repayments on the loan are to be made directly through payroll deductions for active employees. Loans made to a participant shall be secured by the participant's non-forfeitable interest from one or more of the funds in which a participant's account is invested prior to the making of such loans.

Plan Termination

The Plan may be terminated at any time by the action of the Board of Directors or the Executive Committee of the Board. In the event of termination of the Plan, the accounts shall be held for the benefit of the participants, former participants or their beneficiaries.

Income Tax Status

The QIP obtained its latest determination letter on October 9, 1997, in which the IRS stated that the QIP, as then designed, was in compliance with the applicable requirements of the Code. The ESOP obtained its latest determination letter on May 22, 1996. Effective May 31, 1998, at the close of business, the QIP merged into the Plan.

The Plan has not since received a determination letter from the IRS; however, the Plan administrator believes that the merged plan is currently designed and being operated in compliance with the applicable requirements of the Code, and therefore, qualifies as tax exempt as of June 30, 1998.


<16>


                  THE QUAKER OATS COMPANY

      THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

               NOTES TO FINANCIAL STATEMENTS

                AS OF JUNE 30, 1998 AND 1997


NOTE  2 - PLAN CHANGES

Plan Merger

Effective May 31, 1998, at the close of business, the QIP merged into the Plan. As a result of this merger, the assets of the QIP were transferred to the Plan. For additional information regarding the transferred assets refer to Form 11-K of the QIP for the transition period from January 1, 1998 to May 31, 1998.

Management Change

The Plan's administrative committee appointed FMTC as the trustee and The Fidelity Institutional Retirement Services Company as the record keeper for the Plan, effective June 1, 1998.

Participant accounts transferred from the QIP were invested in similar non-LESOP Funds. The Bond Fund, previously managed by Barclays Global Investors, is managed by The Pacific Investment Management Company. The Money Market Fund and the Quaker Stock Fund, previously managed by Northern Trust, are managed by FMTC. Management of the Diversified Fund remains the same.

The Quaker LESOP Common Stock Fund and The Quaker LESOP Preferred
Stock Fund previously managed by Northern Trust, are managed by FMTC.


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Interest income is recorded as earned and dividend income is recorded as of the record date.

The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates and assumptions.

Certain previously reported amounts have been reclassified to conform to the current presentation.


<17>

                  THE QUAKER OATS COMPANY

      THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

               NOTES TO FINANCIAL STATEMENTS

                AS OF JUNE 30, 1998 AND 1997


NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation

Investments  are included in the accompanying Statements  of  Net
Assets Available for Benefits at fair market value. Fair market value is based on published market prices.

Net realized and unrealized gains and losses for the period are reflected in the accompanying Statement of Changes in Net Assets Available for Benefits based on revalued cost. The net realized gain or loss on the investments sold is calculated as the difference between the proceeds received and the fair market value of investments on the first day of the Plan year or the average cost of investments if purchased during the Plan year. The net realized gain or loss on the distribution of Quaker common stock shares is calculated as the difference between the fair market value on the date of distribution and fair market value on the first day of the Plan year. The net unrealized gain is calculated as the difference between the fair market value of investments at the end of the Plan year and the fair market value at the beginning of the Plan year or the average cost of investments if purchased during the Plan year.

Purchases and sales of securities, including related gains and losses, are recognized on the transaction trade date. Brokerage commissions increase the cost or decrease the sale proceeds on the security transactions.

NOTE 4 - INVESTMENTS

The fair value of the Plan's investments at June 30, 1998, which represent 5% or more of the Plan's net assets are summarized as follows:

                                            Fair Value
                                          (in thousands)
           Quaker LESOP Common Fund         $ 288,254
           ICAP Diversified Fund            $ 206,779
           Quaker Stock Fund                $  91,079
           Quaker LESOP Preferred Fund      $  81,905
           Retirement Money Market Fund     $  40,165


The net realized gain and net unrealized gain were as follows:

                                        Year Ended       Year Ended
                                       June 30, 1998    June 30, 1997
  Net realized gain on investments       $  5,635         $  1,594
  Net unrealized gain on fair value of
   investments                             78,898          100,236

  NET GAIN ON FAIR VALUE OF INVESTMENTS  $ 84,533         $101,830


18


                  THE QUAKER OATS COMPANY

      THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

               NOTES TO FINANCIAL STATEMENTS

                AS OF JUNE 30, 1998 AND 1997


NOTE 5 - PARTICIPATION IN A MASTER TRUST

Effective June 1, 1998, the investments of the Plan and the investments of The Quaker 401(k) Plan for Hourly Employees were combined in The Quaker Oats Company 401(k) Plans Master Trust in order to realize certain administrative efficiencies. A separate account is maintained reflecting the equitable share of each plan's participation in each investment fund.

At June 30, 1998, the Plan's undivided  interest  in  The  Quaker
Oats Company 401(k) Plans Master Trust was 87%.

NOTE 6 - THE QUAKER LESOP COMMON STOCK FUND

Effective June 1, 1998, the common shares within The 1988 Quaker Employee Stock Ownership Trust and the common shares within The 1989 Quaker Employee Stock Ownership Trust were combined to form The Quaker LESOP Common Stock Fund. The Quaker LESOP Common Stock Fund, or its predecessors, was established to issue certain notes pursuant to one or more loan agreements, and to use the proceeds of such notes to acquire, for the future allocation to Plan participants, shares of common stock of the Company.

Note Payable

In January 1989, The Quaker LESOP Common Stock Fund (then known as The 1988 Quaker Employee Stock Ownership Trust) issued $150,000,000 Senior ESOP Notes at an interest rate of 8.07% with principal due in annual installments through July 15, 2001. Under the terms of the note agreement of The Quaker LESOP Common Stock Fund, if there is a change in the federal tax rate or the inclusion rate (the percentage of income received by the lenders that is not excludable from gross income pursuant to Section 133 of the Code), the interest rate of the loan will be adjusted effective on the date the change in rates occurs. The new interest rate will be determined by multiplying the old interest rate by an adjustment fraction. Effective January 1, 1993, under the new tax bill, the federal tax rate increased. Thus, the interest rate paid on The Quaker LESOP Common Stock Fund declined from 8.07% to 8.00%. Interest is payable semiannually on January 15th and July 15th. Payment of the notes and interest is unconditionally guaranteed by Quaker. Northern Trust purchased 5,626,304 shares of Quaker common stock with the proceeds of the note at a cost of $149,624,972. These shares were placed in the fund's unallocated account pending future allocation to Plan participants.

The  Quaker LESOP Common Stock Fund includes 1,861,286 shares  of
Quaker common stock that were transferred from the 1985 Trust into The 1988 Quaker Employee Stock Ownership Trust in July of
1995.


<19>


                  THE QUAKER OATS COMPANY

      THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

               NOTES TO FINANCIAL STATEMENTS

                AS OF JUNE 30, 1998 AND 1997


NOTE 6 - THE QUAKER LESOP COMMON STOCK FUND (CONTINUED)

The Quaker LESOP Common Stock Fund investments at June 30, 1998, and The 1998 Quaker Employee Stock Ownership Trust investments at
June 30, 1997, were as follows:

                                1998                        1997
                        Allocated   Unallocated     Allocated   Unallocated

 Quaker Common Shares:
 Number of Shares        4,145,094     2,209,790     3,813,305     2,937,670
 Cost                 $ 96,061,552  $ 55,262,449  $ 83,783,757  $ 73,465,279
 Market               $227,721,102  $121,400,338  $171,122,062  $131,827,941

The outstanding balance of the note payable at June 30, 1998, was $82,500,000 with maturing principal balances as follows:

                Fiscal 1999    $20,400,000
                Fiscal 2000     23,100,000
                Fiscal 2001     25,800,000
                Fiscal 2002     13,200,000
                               $82,500,000

Contributions

The Company's regular contributions, plus cash received from dividends and interest, were used to make a regularly scheduled payment on January 15, 1998 of $3,298,915 (interest only) on the note payable. On May 27, 1998, 116,446 shares of the Company's common stock were pre-released from the unallocated account to replace dividends from the allocated accounts that were used to repay the LESOP Funds notes payable.

The Company's regular contributions, plus cash received from dividends and interest, were used to make a regularly scheduled payment on July 15, 1998 of $23,698,915 (principal and interest in the amount of $20,400,000 and $3,298,915, respectively), on the note payable. In association with this payment, 522,846 shares of the Company's common stock were released from the trust's unallocated account, and 503,173 shares were allocated to participants' accounts based on participants' compensation pursuant to the terms of the Plan. The remaining 19,133 shares were allocated by the Company to replace dividends from the allocated accounts that were used to repay the LESOP Funds notes payable.


<20>

                  THE QUAKER OATS COMPANY

      THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

               NOTES TO FINANCIAL STATEMENTS

                AS OF JUNE 30, 1998 AND 1997


NOTE 7 - THE QUAKER LESOP PREFERRED STOCK FUND

Effective June 1, 1998, the common shares within The 1989 Quaker Employee Stock Ownership Trust were transferred to The Quaker LESOP Common Stock Fund. The remaining preferred shares formed The Quaker LESOP Preferred Stock Fund. The Quaker LESOP Preferred Stock Fund, or its predecessor, was established to issue certain notes pursuant to one or more loan agreements, and to use the proceeds of such notes to acquire, for the future allocation to Plan participants, shares of stock of the Company.

Note Payable

In June 1989, The Quaker LESOP Preferred Stock Fund (then known as The 1989 Quaker Employee Stock Ownership Trust) issued $100,000,000 Senior ESOP Notes at an interest rate of 7.83% due July 15, 2001. Under the terms of the note agreement of The
Quaker LESOP Preferred Stock Fund, if there is a change in the federal tax rate or the inclusion rate (the percentage of income received by the lenders that is not excludable from gross income pursuant to Section 133 of the Code), the interest rate of the loan will be adjusted effective on the date the change in rates occurs. The new interest rate will be determined by multiplying the old interest rate by an adjustment fraction. Effective January 1, 1993, under the new tax bill, the federal tax rate increased. Thus, the interest rate paid on The Quaker LESOP Preferred Stock Fund declined from 7.83% to 7.76%. Interest and principal is payable semiannually on January 15th and July 15th. Payment of the notes and interest is unconditionally guaranteed by Quaker.

Northern Trust purchased 1,282,051 shares of the Company's Series B ESOP Convertible Preferred Stock with the proceeds of the note at a cost of $99,999,978. These shares were placed in the fund's unallocated account pending future allocation to Plan participants. The conversion rate of convertible preferred stock to common stock is 1:2.1576.


<21>

                  THE QUAKER OATS COMPANY

      THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

               NOTES TO FINANCIAL STATEMENTS

                AS OF JUNE 30, 1998 AND 1997


NOTE 7 - THE QUAKER LESOP PREFERRED STOCK FUND (CONTINUED)

The  Quaker  LESOP Preferred Stock Fund investments at  June  30,
1998, and The 1989 Quaker Employee Stock Ownership Trust at  June
30, 1997, were as follows:

                                  1998                       1997
                         Allocated    Unallocated   Allocated    Unallocated
Quaker Common
 Shares:
   Number of Shares          5,396           --       163,905           --
   Cost                   $300,841           --    $5,042,092           --
   Market                 $296,443           --    $7,355,237           --


Quaker Series B
 ESOP Convertible
 Preferred
 Shares:
   Number of Shares        468,705      542,687       429,387      641,136
   Cost                $33,241,250  $47,872,975   $28,720,091  $56,557,624
   Market              $59,970,805  $69,436,801   $46,749,510  $69,803,682

The outstanding balance of the note payable at June 30, 1998, was $52,800,000 with maturing principal balances as follows:

         Fiscal 1999         $  9,350,000
         Fiscal 2000           10,600,000
         Fiscal 2001           19,250,000
         Fiscal 2002           13,600,000
                             $ 52,800,000

Contributions

The Company's regular contributions, plus cash received from dividends and interest, were used to make a regularly scheduled payment on January 15, 1998 of $6,619,360 (principal and interest in the amount of $4,400,000 and $2,219,360, respectively), on the note payable. In association with this payment, 51,774 shares of the Company's preferred stock were released from the unallocated account.


<22>


                  THE QUAKER OATS COMPANY

      THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

               NOTES TO FINANCIAL STATEMENTS

                AS OF JUNE 30, 1998 AND 1997


NOTE 7 - THE QUAKER LESOP PREFERRED STOCK FUND (CONTINUED)

The Company's regular contributions, plus cash received from dividends and interest, were used to make a regularly scheduled payment on July 15, 1998 of $6,448,640 (principal and interest in the amount of $4,400,000 and $2,048,640, respectively), on the note payable. In association with this payment, 50,439 shares of the Company's preferred stock were released from the unallocated account.

All of the shares released from the unallocated account, after the note payments, were allocated to participants' accounts based on participants' compensation pursuant to the Plan.


NOTE 8 - RECONCILIATION OF THE FORM 5500 TO THE FINANCIAL STATEMENTS

The following is a reconciliation of net assets available for benefits per the Form 5500 to the financial statements:

                                              As of            As of
                                          June 30, 1998    June 30, 1997

   Net assets available for benefits per
     the Form 5500                          $  739,186       $  285,761
   Add: Distributions payable to
     participants                                   --            3,642

   NET ASSETS AVAILABLE FOR BENEFITS PER
     THE FINANCIAL STATEMENTS               $  739,186       $  289,403


The   following   is  a  reconciliation  of  benefits   paid   to
participants per the Form 5500 to the financial statements:

                                           Year Ended       Year Ended
                                          June 30, 1998    June 30, 1997

   Distributions to participants per        $   37,139       $   27,208
     the Form 5500
   Add: Distributions payable, beginning
     of year                                        --            4,320
   Add: Distributions payable, transferred
     to the Plan on May 31, 1998                 4,029               --
   Less: Distributions payable, end of year         --            3,642

   DISTRIBUTIONS TO PARTICIPANTS PER THE
     FINANCIAL STATEMENTS                   $   41,168       $   27,886


<23>

                         THE QUAKER OATS COMPANY

             THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

    FORM 5500 ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           AS OF JUNE 30, 1998


                                           Number of                       Market
Description                                 Shares           Cost           Value
The Quaker Oats Company Series B ESOP
  Convertible Preferred Stock*             1,011,392    $ 81,114,225    $129,407,606

The Quaker Oats Company Common Stock*      7,999,576     194,880,654     439,474,272

Collective Funds

Fidelity Retirement Money Market
  Portfolio*                              40,165,303      40,165,303      40,165,303
ICAP Diversified Fund                     20,534,184     180,106,031     206,779,241
    Total Collective Funds                               220,271,334     246,944,544

Registered Investment Companies

Fidelity Asset Manager*                           --              --              --
Fidelity Asset Manager: Growth*                   27             544             548
Fidelity Asset Manager: Income*                   --              --              --
Fidelity Diversified International Fund*           7             128             128
Fidelity Low-Priced Stock Fund*                   46           1,242           1,252
Fidelity's U.S. Equity Index Commingled
  Pool*                                          109           3,429           3,461
Morgan Stanley Global Equity B                    62           1,306           1,310
Neuberger & Berman Partners Trust                 94           1,774           1,756
PIMCO Total Return Fund - Administrative
  Class                                    2,310,154      24,672,930      24,764,849
    Total Registered Investment Companies                 24,681,323      24,773,304

Cash                                                      17,166,750      17,166,750

Participant Loans (9.25%)                                  6,230,044       6,230,044

TOTAL INVESTMENTS                                       $544,342,330    $863,995,520


    * Represents party-in-interest to the Plan.


<24>


                                                 THE QUAKER OATS COMPANY

                                     THE QUAKER 401(k) PLAN FOR SALARIED EMPLOYEES

                               FORM 5500 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                                             FOR THE YEAR ENDED JUNE 30, 1998



                                   Purchase                  Selling           Expense     Cost of    Current Value on     Net
Description                   Price    # of Trades     Price    # of Trades    Incurred     Asset     Transaction Date     Gain

Northern Trust Money
  Market Fund              $        --        --    $39,686,995        1        $   --   $39,686,995      $39,686,995     $   --

Fidelity Retirement Money
  Market Fund              $40,165,303         6             --       --        $   --   $40,165,303      $40,165,303     $   --


PIMCO Total Return -
  Administrative Class     $24,672,930         5             --       --        $   --   $24,672,930      $24,672,930     $   --



<25>


                                                   Exhibit (b)



            CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the use of our report dated December 18, 1998 (and references to our Firm) included in or made a part of this Form 11-K. It should be noted that we have not audited any financial statements of The
Quaker 401(k) Plan for Salaried Employees subsequent to June  30,
1998 or performed any audit procedures subsequent to the date of our report.




                          /s/ WASHINGTON, PITTMAN & McKEEVER, LLC
                              WASHINGTON, PITTMAN & McKEEVER, LLC




Chicago, Illinois
December 21, 1998

<26>














